Filing by Invesco Dynamic Credit Opportunity Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Invesco Dynamic Credit Opportunities Fund (SEC File No. 811-22043)

Press Release For immediate release
Invesco Advisers Announces Completion of Reorganization of Invesco Dynamic Credit Opportunities Fund into Closed-End Interval Fund Contact: Jeaneen Terrio Jeaneen.Terrio@invesco.com 212-278-9205

ATLANTA, November 1, 2021 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today the completion of the reorganization (the “Reorganization”) of Invesco Dynamic Credit Opportunities Fund (NYSE: VTA) (the “Fund”) into a newly created closed-end interval fund, Invesco Dynamic Credit Opportunity Fund (the “Interval Fund”).

As previously announced, at the Annual Meeting of Shareholders of the Fund held on September 3, 2021, Fund shareholders approved the Reorganization.  The Interval Fund offers four classes of shares (Class A, Class AX, Class R6 and Class Y) and provides liquidity to shareholders in the form of quarterly repurchase offers. The Interval Fund expects its initial repurchase offer to commence in the first quarter of 2022. The Interval Fund will be managed with the same investment objective and similar investment strategy as the Fund, all as described in the proxy statement/prospectus, which has been filed publicly. Shareholders should read the proxy/statement prospectus as it contains important information about the Reorganization and the Interval Fund.

Effective today, common shareholders that were remaining in the Fund as of the market close on Thursday, October 28, 2021 are shareholders of the Interval Fund and will receive newly issued Class AX shares of the Interval Fund priced daily at the Interval Fund’s net asset value (“NAV”). In the Reorganization, common shareholders of the Fund received an amount of Interval Fund Class AX shares equal to the aggregate NAV of their holdings of the Fund’s common shares as determined as of the close of business on October 29, 2021.

Relevant details pertaining to the Reorganization are as follows:

Fund	Ticker	NAV/Share ($)	Share Conversion Ratio
Invesco Dynamic Credit Opportunity Fund	XAXCX	$12.46	N/A
Invesco Dynamic Credit Opportunities Fund	VTA	$12.46	1:1

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For more information, call 1-800-341-2929.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including the Fund.

Where to find additional information
In connection with the Reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety because it contains important information regarding the Fund, the Interval Fund, the Reorganization, the Board’s considerations in recommending the Reorganization, and related matters. Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by the Fund or the Interval Fund with the SEC, including the Fund’s most recent annual report to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Invesco website at invesco.com/us, Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com or by writing to the Fund, at 1555 Peachtree Street, N.E., Atlanta, GA 30309, or calling 1- 800-341-2929.

About Invesco Ltd.
Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.5 trillion in assets on behalf of clients worldwide as of September 30, 2021. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT l  NOT FDIC INSURED  l  NOT GUARANTEED BY THE BANK  |  MAY LOSE VALUE  |  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

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